KIRKLAND & ELLIS LLP
AND AFFILIATED PARTNERSHIPS

200 East Randolph Drive Chicago, Illinois 60601
Dennis M. Myers, P.C. To Call Writer Directly: 312 861-2232 dmyers@kirkland.com	312 861-2000 www.kirkland.com	Facsimile: 312 861-2200

CONFIDENTIAL TREATMENT REQUESTED BY GT SOLAR
INTERNATIONAL, INC. FOR CERTAIN PORTIONS OF THIS LETTER
PURSUANT TO 17 C.F.R. § 200.83 ("RULE 83")

June 6, 2008

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:
Jay Mumford
Russell Mancuso
Lynn Dicker
Gary Todd

Re:
GT Solar International, Inc.
Amendment No. 3 to Registration Statement on Form S-1
 (SEC File No. 333-142383), originally filed April 26, 2007

Ladies and Gentlemen:

        GT Solar International, Inc., a Delaware corporation (the "Company"), has today filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Act of 1933, as amended, and Regulation S-T thereunder, an Amendment No. 3 (the "Amendment") to its Registration Statement on Form S-1 (the "Registration Statement").

        On behalf of the Company, we are writing to respond to the comments raised in your letter to the Company dated May 21, 2008. The Company's responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). The Amendment reflects certain revisions of the Registration Statement, in response to those comments, and certain other revisions to include the Company's audited financial statements for the fiscal year ended March 31, 2008.

        For your convenience, copies of the Amendment are enclosed, and have been marked to show changes from Amendment No. 2 to the Registration Statement on Form S-1 filed on April 18, 2008. Where applicable, we have referenced in the Company's responses the appropriate page number of the Amendment. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Amendment.

Prospectus Summary; page 1

1.
We note your response to the fourth bullet point of prior comment 6. With a view towards disclosure in the summary please tell us what "contractual criteria," as you describe in the risk factor on page 17, needs to be satisfied before you recognize revenue from the sale of your CVD reactors.

  Response:    The Company has revised the disclosure in response to the Staff's comment. Please see pages 1 and 17 of the Amendment.

2.
We note your response to the fourth bullet point in prior comment 7. Please revise the last two sentences in the fourth paragraph of page 1 to provide an investor with appropriate context with which to understand that backlog does not represent a guarantee of future revenues and that you have not had significant experience in determining the level of realization that you will actually achieve on your backlog.

  Response:    The Company has provided additional disclosure in response to the Staff's comment. Please see pages 1 and 58 of the Amendment.

Market Opportunity; page 2

3.
We note your response to prior comment 8. It is unclear how the "green world" scenario fits your description as "the most balanced" of three forecasts when it appears that this scenario assumes a wider development of incentive programs than currently in place. Please clarify your disclosure to more accurately describe the assumptions in the scenario you have chosen to describe.

  Response:    Solarbuzz published three scenarios of forecasts in its Marketbuzz 2008 report. There are different views among companies in the solar power energy industry about the pace at which the solar power industry will grow over the next five years. Each of Solarbuzz's three forecast scenarios is considered to be a credible potential outcome over the next five years, and the differences among the scenarios are based on varying assumptions of the development of governmental incentive programs and the growth in polysilicon production capacity. Of the three scenarios, the Company selected the "Green World" scenario because it balances further growth resulting from increased development of governmental incentive programs with continued polysilicon supply constraints. The Company has provided additional disclosure in response to the Staff's comment. Please see pages 2 and 71 of the Amendment.

Risk factors, page 8

We rely on a limited number of suppliers...page 19

4.
We note your disclosure regarding a limited number of manufacturers who provide "essential" components to your products. Please demonstrate whether your business is substantially dependent on any of the contracts. See Regulation S-K Item 601(b)(10)(ii)(B).

  Response:    The Company does not believe it is substantially dependent on any of its contracts with suppliers for vessels and power supplies used in its polysilicon products. As noted in the Registration Statement, the Company purchases vessels from five manufacturers and power supplies from two manufacturers. The Company believes it has flexibility to allocate its needs among these manufacturers and, if necessary, qualify additional manufacturers. To be sure, qualifying a new supplier would take time and could lead to a short-term disruption in the Company's operations, but not to a degree that would lead to the conclusion that the Company's business was substantially dependent on any existing supplier. The Company has elected to choose a limited group of these suppliers due to their years of experience and quality of workmanship. None of these existing suppliers own any intellectual property necessary for the operation of the Company's polysilicon products, and the Company is not dependent on any of these suppliers for specialty materials or processes. Although these components are an essential part of the Company's CVD reactors, they are generally manufactured with common commodities such as steel, in the case of vessels, and electronic components, in the case of power supplies. The Company believes that there are a number of other suppliers that it could qualify to produce similar goods if the Company deemed it to be necessary.

Turnkey solutions capability, page 61

5.
We note your response to prior comment 4 and your revised summary disclosure. Please clarify your reliance on third-party equipment in your disclosure in this section as well.

  Response:    The Company has revised the disclosure in response to the Staff's comment. Please see page 62 of the Amendment.

Backlog by product category, page 65

6.
We reissue the first sentence in prior comment 21. Please disclose this information in your prospectus. Further, please expand your response to tell us how you have determined that your business is not substantially dependent on any of these contracts. For example, please tell us about your agreements with Trina Solar that appear to have been cancelled in April of 2008. As another example, we note disclosure in the second risk factor on page 8 that $556 million of your order backlog was attributable to two customers and disclosure in the fourth paragraph on page 46 that through December 31, 2007 you have received committed orders for CVD reactors, STC converters and other related equipment from six customers having an aggregate value of over $417 million.

  Response:    In response to the Staff's comment, the Company has listed each of its customer contracts included in its order backlog as of March 31, 2008 on Exhibit A attached hereto. As the table demonstrates, none of the Company's existing customer contracts represented more than 20% of its order backlog as of March 31, 2008. The Company believes that a contract's share of the Company's existing backlog at any point in time is the most appropriate benchmark to assess the Company's dependence on any particular contract on a going forward basis. In recent years, the Company's backlog has increased significantly due in large part to the successful introduction of its polysilicon products. As disclosed in the Registration Statement, the Company includes only signed purchase orders or other written contractual commitments in its order backlog. As a matter of course, the Company does not include any contract or other agreement in its order backlog if such contract or agreement contains material conditions outside the control of the Company. For example, the Company did not include any of orders associated with its publicly announced agreement with Trina Solar in its order backlog in light of the significant contingencies contained in such agreement. The Company does not believe that the termination of the Trina Solar agreement due to the failure of Trina's Board of Directors to approve such agreement will have a material adverse affect on the Company or otherwise limits the relevance of its order backlog. To date, the Company has never had any material order or contract included in its order backlog cancelled by the customer.

  Although Item 601(b)(10)(ii)(B) of Regulation S-K does not establish a bright line threshold as to what constitutes "substantially dependent," the Company submits that any such threshold as it relates to its pending order backlog should be in excess of 20%. The language "substantially dependent" suggests a loss of all or substantially all of the registrant's revenue if that contract was lost. The loss of all or substantially all of a registrant's revenue is an event that poses consequences far more significant than those contemplated by the term "material adverse effect" as discussed in the Risk Factors section of the prospectus. As discussed in the Company's prior response letter, the Company believes that it could recapture substantially all of the lost revenue from a cancellation of any existing customer contract or loss of any single customer due to the significant demand for its polysilicon products at this time. The Company's existing order backlog includes orders that are scheduled to be filled over the next 18 to 24 months. In the event of any such cancellation, the Company believes it could redeploy such products to fulfill another pending order or sell them to a new customer.

  The Company sells its products on a worldwide basis to polysilicon, solar wafer, cell and module manufacturers. The Company's customers typically purchase its products when they are either constructing a new production facility or expanding or upgrading an existing facility. The capital requirements for a new or expanded facility are significant and can take up to two or three years to complete. As a result, in any given year a limited number of customers will typically account for a substantial portion of the Company's revenues, but the identity of these customers typically changes from year to year since most of the Company's customers construct new production facilities or expand existing facilities on a periodic basis. The Company believes that this further supports its conclusion that it is not substantially dependent on any single customer contract.

Executive Compensation, page 81

Compensation Discussion and Analysis, page 81

7.
Please identify all of the companies against which you benchmark your compensation for the fiscal year ended March 31, 2008. Alternatively, if you are not using such surveys to benchmark compensation but rather are relying on such additional information to provide your compensation committee with general information to assist in its compensation level deliberations, please indicate such in your response letter and clarify your disclosure accordingly.

  Response:    For the fiscal year ended March 31, 2008, the Company's human resources department used executive compensation data from the 2006 Management Compensation Survey in its review of executive compensation. The 2006 Management Compensation Survey is published by The Survey Group, a compensation consulting firm, and includes data from a survey of 294 companies in the New England region. The Company's human resources department did not identify a specific peer group within these companies against which to benchmark executive compensation. Rather, the Company's human resources department utilized information for each executive officer position in three groups of companies identified in the 2006 Management Compensation Survey as a guide for establishing executive compensation for the fiscal year ended March 31, 2008. These groups were: (i) all participating companies; (ii) companies with annual revenues ranging from $100 million to $300 million; and (iii) technology companies with annual revenues ranging from $100 million to $300 million. Because the executive officer positions varied among the companies participating in the 2006 Management Compensation Survey, the number of companies included in each of the three groups varied across executive officer positions, and no one comparison group was identified.

  In response to the Staff's comment, the Company is supplementally providing the names of the 294 companies included in the 2006 Management Compensation Survey on Exhibit B attached hereto.

8.
We note your response to prior comment 24.

•
Please clarify what it means to have a study "presented" by management that "served as the foundation" for your fiscal 2008 compensation program as disclosed in the last paragraph on page 81.

•
To the extent your CEO was involved in setting his own compensation, please disclose the details involving such activities. We note your disclosure in the last full paragraph on page 82 where management "analyzed" and "proposed" compensation amounts.

  Response:    The Company has revised the disclosure in response to the Staff's comment. Please see pages 80 and 81 of the Amendment.

Base Salary, page 84

9.
We note your response to prior comment 25. Please clarify what it means to be "around the 15th percentile of base salaries" and further expand your disclosures to discuss the determination of base salaries for your other named executive officers.

  Response:    The Company has revised the disclosure in response to the Staff's comment. Please see page 83 of the Amendment.

Annual Cash Bonus Incentive, page 85

10.
We note your disclosure that the cash bonus amounts are expected to be finalized in May 2008. Please update this section and your Summary Compensation Table to reflect the actual bonus amount paid to your named executive officers.

  Response:    The Company has included the actual cash bonus amounts in the Summary Compensation Table and updated the section entitled "—Annual Cash Bonus Incentive." Please see pages 85 and 92 of the Amendment.

Outstanding Equity Awards at Fiscal Year-End, page 93

11.
Please disclose the vesting dates of the options listed in this table. See Instruction 2 to Item 402(f)(2) of Regulation S-K.

  Response:    The Company has revised the disclosure in response to the Staff's comment. Please see page 94 of the Amendment.

Director Compensation, page 97

12.
Disclose the aggregate number of stock awards and option awards outstanding at fiscal year end. See Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

  Response:    The Company has revised the disclosure in response to the Staff's comment. Please see page 99 of the Amendment.

Principal and Selling Stockholders, page 99

13.
Please identify the individuals with beneficial ownership over the shares held by GT Solar Holdings, LLC.

  Response:    The Company has revised the disclosure in response to the Staff's comment. Please see page 101 of the Amendment.

Certain Relationships and Related Transactions, page 101

14.
We note your response to prior comment 38. Please file these guarantees as exhibits.

  Response:    The Company has filed the guarantee as Exhibit 10.32 to the Amendment in response to the Staff's comment.

15.
We note your response to prior comment 40. Due to the similarities in entity names and the two mergers, for clarification please provide a diagram showing the mergers. Also, please clarify here the entities identified as the "Main Fund" and the "Cayman Fund" which are defined in footnote 1 to the beneficial ownership table.

  Response:    The Company has provided additional disclosure in response to the Staff's comment. Please see pages 102 through 104 of the Amendment.

16.
Please expand your response to prior comment 42 to more fully describe the nature of the write-off of your investment.

  Response:    The Company has provided additional disclosure in response to the Staff's comment. Please see pages 105 through 106 of the Amendment.

Statement of Policy, page 104

17.
We note your response to prior comment 44. It is unclear how a related party could determine whether an opportunity is presented to them "solely in his or her capacity as a director of the Company." Please expand your disclosure to more clearly describe the interaction of this disclosure and your disclosure regarding corporate opportunities on page 108.

  Response:    Pursuant to the provision in the Amended and Restated Certificate of Incorporation relating to corporate opportunities, a director of the Company who is employed by GFI could determine that an opportunity is presented to him solely in his capacity as a director of the Company if it is presented only as an opportunity specifically for the Company. If an opportunity is presented to the director both in his capacity as a director of the Company and in any other capacity (for example, as a director of an unrelated company), the director does not have an obligation to bring the opportunity to the Company. If it is unclear in what context the opportunity is presented, then the director could determine that it is not "solely in his or her capacity as a director of the Company."

  The Company has revised the disclosure to clarify the interaction of the Statement of Policy Regarding Transactions with Related Persons and the provisions in the Amended and Restated Certificate of Incorporation relating to Transactions with GFI. Please see page 107 of the Amendment.

Financial Statements, page F-1

18.
Please update the financial statements when required by Rule 3-12 of Regulation S-X.

  Response:    The Company has updated the financial statements for the fiscal year ended March 31, 2008.

Note 2, Significant Accounting Policies, page F-9

Warranty, page F-12

19.
We note your response to prior comment 56. However, we note your disclosures on page F-12 that you generally warrant your products for a period of one year. Please reconcile this with your revised disclosures on pages 15 and 68 which state that your DSS products are generally sold with a warranty equal to the shorter of twelve months from the date of acceptance or fifteen months from the date of shipment and that your polysilicon products are generally sold with a warranty for a period not exceeding twenty-four months.

  Response:    The Company has revised the disclosure in response to the Staff's comment. Please see page F-12 of the Amendment.

Note 13, Stockholders' Equity, page F-34

20.
We note your response to prior comment 60 in which you state that you have not estimated an IPO price per share and that you will provide additional disclosure when an estimated IPO price per share has been determined. We may have additional questions after we review your response.

  Response:

  THE COMPANY REQUESTS THAT A PORTION OF THE FOLLOWING RESPONSE BE PROTECTED FROM PUBLIC DISCLOSURE PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT PURSUANT TO RULE 83

  The underwriters have informed the Company that they are still finalizing their respective valuation ranges for the Company. As a result, the Company has not included an assumed initial public offering range in this Amendment. In order to facilitate the Staff's review of this Amendment, however, the Company has requested that the underwriters provide it with some preliminary valuation information. Based on this preliminary feedback, the Company estimates that the value of its common stock will be approximately [* * *], or [* * *] per share on a pre-split basis. This value is referred to as the "preliminary IPO valuation" and may differ materially from the ultimate IPO price of the Company's common stock.

  The Company performed a contemporaneous valuation of its common stock as of November 30, 2007 in connection with stock-based awards it issued on December 22, 2007 and January 2, 2008. This valuation resulted in an estimated enterprise value of approximately $815.5 million, or $95.86 per share. This valuation is discussed on page 43 of the Amendment.

  The principal reason for the difference in the valuation as of November 30, 2007 and the preliminary IPO valuation is the timing of the estimates used in each valuation. The preliminary IPO valuation was based on estimated earnings that the underwriters chose for the calendar year ended December 31, 2009 ("Calendar 2009"). The November 30, 2007 valuation used an average of the estimated EBITDA for the twelve month period ending November 30, 2008 ("NTM") as well as actual EBITDA for the historical twelve month period ended November 30, 2007 ("LTM"). As further discussed below, the Company believes that averaging the LTM EBITDA and the NTM EBITDA was appropriate due to the Company's short history of executing positive operating results and management's expectations about future volatility of the solar equipment industry.

* * * CONFIDENTIAL TREATMENT REQUESTED BY GT SOLAR INTERNATIONAL, INC. PURSUANT TO RULE 83

        The following table illustrates the reasons for the difference in the two valuations:

[* * *]

        The Company believes that the valuation methodology used in determining a fair value of its common stock of $815.5 million as of November 30, 2007 was appropriate under the circumstances. The Company had previously sought to enter the capital markets in November 2006 through an offering on the AIM, a market operated by the London Stock Exchange, and in April 2007 pursuant to the initial filing of the Registration Statement. After the initial filing of the Registration Statement, the Company had to postpone its proposed initial public offering to resolve accounting issues related to revenue recognition with its independent auditors. As of November 30, 2007, the Company was still in the process of resolving such issues and completing and integrating several new hires who would be critical to resuming its initial public offering efforts. For these reasons, as of November 30, 2007, there was substantial uncertainty about whether the Company's proposed initial public offering would be completed.

        Therefore, the Company believes that it was appropriate to use methodologies typically used in valuing private companies, and that the valuation conducted on November 30, 2007 based on information available to management at that time resulted in a reasonable estimate of the fair value of the Company's common stock.

        Set forth below are the principal differences in the assumptions used in the November 30, 2007 valuation and the preliminary IPO valuation:

* * * CONFIDENTIAL TREATMENT REQUESTED BY GT SOLAR INTERNATIONAL, INC. PURSUANT TO RULE 83

  Preliminary IPO Valuation Excludes Reliance on Discounted Cash Flow Approach

        On November 30, 2007, the Company's estimate of value relied on the results of the discounted cash flow approach and the market multiple approach. For the discounted cash flow approach, management prepared detailed projections for each of the Company's two business segments through the fiscal year ending March 31, 2014, and used those projections to develop a discounted cash flow model. For the market multiple approach, the Company performed a thorough search and analysis to identify a group of publicly-traded solar capital equipment providers that could serve as a guideline. Because management believed that none of them were truly comparable to the Company, management believed that it was appropriate and necessary to consider the results of both the discounted cash flow and market multiple methods in deriving a value of the Company's common stock as of November 30, 2007. This approach is consistent with Paragraph 109 of the AICPA's practice aid entitled Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the "Practice Aid").

        The preliminary IPO valuation does not rely on the discounted cash flow approach and relies exclusively on the market multiple approach as discussed in more detail below.

  Preliminary IPO Valuation Excludes 50% Discount on Polysilicon Business

        On November 30, 2007, the Company applied a 50% probability risk factor to the polysilicon business because that business was at an early stage of development. As of November 30, 2007 and as of the date of this letter, the Company has not had any customer acceptances of its CVD reactors and other polysilicon equipment. The Company was in the process of delivering its first CVD reactors to its first polysilicon customer, and only two of the 28 CVD reactors to be delivered to that customer had been delivered and installed. Furthermore, the production rates of these first two reactors were, at that time, significantly below the minimum reactor output performance criteria set forth in the Company's contract with the customer.

        In management's view, the 50% probability risk factor addressed the risks associated with the polysilicon business at the time, and was an appropriate discount to apply to a business at that stage of development. Paragraph 70 of the Practice Aid provides that in applying the discounted cash flow approach to an enterprise that has a commercially viable product being sold in the marketplace but also has a new product under development that has not yet achieved commercial feasibility, it may be appropriate to bifurcate the economic benefit streams and apply a different discount rate to each. Paragraph 56 of the Practice Aid provides that in applying the market multiple approach, a valuation should consider any significant value-creating milestone events that differ between the comparables.

        Since November 30, 2007, the Company has achieved significant milestones in commercializing its polysilicon business:

  •
  The Company has delivered all 28 CVD reactor units to its first polysilicon customer.

  •
  All 28 units have been installed at the first customer's site, and management believes they are all currently producing polysilicon.

  •
  Of the 28 units, several are producing polysilicon at or above the minimum reactor output performance criteria set forth in the Company's contract with that customer.

  •
  The Company began to deliver CVD reactors and STC converters to a second customer.

  •
  The Company has received two follow-on orders for CVD reactors from existing customers.

        The preliminary IPO valuation does not apply any probability risk factor to the Company's polysilicon business because it was no longer deemed appropriate by the underwriters in light of the achievement of these milestones.

  Preliminary IPO Valuation Excludes 10% Discount for Lack of Marketability

        On November 30, 2007, the Company applied a 10% discount to the results it derived from the discounted cash flow and market multiple methods, to reflect the lack of marketability as a private company. The Company believes that this is appropriate because, as noted in Paragraph 57 of the Practice Aid, in determining the value of privately issued securities, some discount is generally expected when compared to the ultimate IPO price.

        The preliminary IPO valuation does not apply any discount to the implied value. However, as discussed below, the underwriters applied a 10% discount to the implied trading multiples to derive the multiples used in its valuation, based on the fact that the Company will be a new issuer and, as a result, lacks a proven track record in public markets.

  Preliminary IPO Valuation Reflects an Increase in Market Multiples from November 2007 to May 2008

        On November 30, 2007, the Company used two sets of companies in developing an EBITDA multiple for its market multiple approach: (1) capital equipment companies, consisting primarily of makers of semiconductor equipment, as well as makers of solar equipment and (2) solar companies that make devices such as solar wafers, cells and modules. The Company believes that these companies best approximated the capital equipment aspect of the Company's business model and the growth characteristics of the solar industry. The Company weighted these two sets of companies to arrive at a LTM EBITDA multiple of 16.5x and a NTM EBITDA multiple of 9.7x.

        The preliminary IPO valuation in May 2008 used a set of three publicly-traded solar capital equipment suppliers and, to a lesser extent, PV manufacturers to derive a forward earnings multiple for Calendar Year 2009. Then, the underwriters used the implied valuation derived from the application of the forward earnings multiple to calculate an implied forward EBITDA trading multiple of [* * *] for Calendar Year 2009 and compared this multiple to multiples of companies in the comparable company set. The underwriters also applied a 10% discount that effectively reduced the forward EBITDA multiple to approximately [* * *].

  Preliminary IPO Valuation Reflects Impact of Using Calendar Year 2009 Earnings Instead of LTM EBITDA and NTM EBITDA

        On November 30, 2007, the Company used LTM results and NTM projections for EBITDA in applying market multiple method. As of November 30, 2007, the Company's LTM EBITDA was $19 million and the Company's projected NTM EBITDA was $93 million. The Company believes that when a private company's future projections are significantly different than its historical performance, it is appropriate to consider LTM results and NTM projections equally in calculating a value under the market multiple method. This approach balances past and future performance in the valuation analysis, which is appropriate when a company has not yet demonstrated a track record of achieving rapid growth. On November 30, 2007, the Company did not use projections beyond the next twelve months in applying the market multiple method because management believed there was too much uncertainty due to: (i) the relatively short operating history of the Company's businesses; (ii) volatility in the solar industry; and (iii) potential overcapacity in the industry.

        The preliminary IPO valuation in May 2008 relied on an earnings multiple applied to projected earnings for Calendar Year 2009. The projected EBITDA that corresponds to the projected earnings for Calendar Year 2009 used by the underwriters in the preliminary IPO valuation was [* * *], which is significantly higher than the LTM EBITDA and NTM EBITDA as of November 30, 2007.

* * * CONFIDENTIAL TREATMENT REQUESTED BY GT SOLAR INTERNATIONAL, INC. PURSUANT TO RULE 83

        The Company believes that the underwriters considered the following factors important in determining to accept the Company's projections for Calendar Year 2009 for the basis of their preliminary IPO valuation:

  •
  Commercialization of the Polysilicon Business.  As discussed in more detail under the heading "Preliminary IPO Valuation Excludes 50% Discount on Polysilicon Business," since November 30, 2007, the Company has achieved significant milestones in commercializing its polysilicon business. Since that time, the Company has delivered all 28 CVD reactor units to its first polysilicon customer, all of the 28 units have been installed at that customer's site, management believes all of the units are currently producing polysilicon and several of the 28 units are producing polysilicon at or above the minimum reactor output performance criteria set forth in the Company's contract with that customer. In addition, the Company has received two follow-on orders for CVD reactors from existing customers, which gives credibility to the Company's polysilicon equipment technology and the likelihood of successful commercialization of the Company's polysilicon products.

  •
  Roll-out of the DSS-450.  As of November 30, 2007, the Company had only recently started to ship its DSS-450 furnaces, which are based on its DSS-240 model but are able to produce larger ingots. As of November 30, 2007, the Company had not received any customer acceptances for DSS-450 furnaces. In the fourth quarter of the fiscal year ended March 31, 2008, the Company has received acceptances for 73 of its DSS-450 furnaces. The recent success of the DSS-450 furnace further supports the Company's projections for its PV business.

  •
  Achievement of significant growth and profitability in 2008.  Prior to the fiscal year ended March 31, 2008, the Company had not achieved profitability, and, as a result, on November 30, 2007, there was uncertainty regarding the achievability of projections of significant profitable growth. In the fiscal year ended March 31, 2008, the Company reported significantly higher revenues than in the previous fiscal year and net income. The Company recognized a significant portion of its revenue and net income for the fiscal year ended March 31, 2008 in the fourth quarter of that fiscal year.

  •
  Hiring of new Chief Financial Officer.  In January 2008, the Company hired Robert W. Woodbury, Jr. as its Chief Financial Officer. Mr. Woodbury has significant experience in senior management of publicly-traded technology-based equipment companies, and the Company believes his participation is critical to the Company's ability to transition from a private company to a public company.

  •
  Finalizing Accounting Issues.  As of November 30, 2007, the Company was still in the process of resolving accounting issues related to revenue recognition with its independent auditors. In April 2008, the Company resolved to its independent auditors' satisfaction these accounting issues and was able to file Amendment No. 2 to the Registration Statement with the Commission.

* * * * *

        We hope that the foregoing has been responsive to the Staff's comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 861-2232.

                      Sincerely,

                      /s/ Dennis M. Myers
                      Dennis M. Myers, P.C.

cc:
Edwin L. Lewis
    GT Solar International, Inc.

Alan F. Denenberg
    Davis Polk & Wardwell

Exhibit A

Customer Name(1)	Contract Amount ($ in millions)	Percent of Order Backlog as of March 31, 2008
PV business:
Glory Silicon Energy Co., Ltd.	$172.0	13.2%
Jiangxi LDK PV Silicon Technology Company, LTD (a.k.a. LDK)	120.9	9.3
Boading Tianwei Yingli New Energy Resources Co., Ltd.	71.2	5.4
Changzhou Trina Solar Energy Co., Ltd.	39.9	3.1
Customer A	35.2	2.7
Customer B	29.0	2.2
Customer C	14.1	1.1
Customer D	8.9	0.7
Customer E	8.7	0.7
Customer F	7.9	0.6
Customer G	7.5	0.6
Customer H	7.3	0.6
Customer I	7.2	0.6
Customer J	6.1	0.5
Customer K	5.4	0.4
Customer L	3.0	0.2
Customer M	1.1	0.1
Customer N	1.0	0.1
Customer O	0.8	0.1
Customer P	0.8	0.1
Customer Q	0.7	0.1
Customer R	0.7	0.1
Customer S	0.6	**
Customer T	0.5	**
Customer U	0.4	**
Customer V	0.1	**
Turnkey contracts:
Customer W	40.7	3.1
Customer X	26.3	2.0
Customer Y	19.1	1.5
Customer Z	10.7	0.8
Customer AA	*	**
Polysilicon business:
DC Chemical Co., Ltd.	202.9	15.5
Jiangxi LDK PV Silicon Technology Company, LTD (a.k.a. LDK)	180.0	13.8
DC Chemical Co., Ltd.	89.7	6.9
INSQU Production Limited (a.k.a. Nitol Solar)	49.3	3.8
Jiangsu Shunda Electronic Material & Technology Co., Ltd	39.5	3.0
INSQU Production Limited (a.k.a. Nitol Solar)	38.2	2.9
Kunming Yeyan New Material Co., LTD	34.2	2.6
Asia Silicon (Qinghai) Company Limited	21.5	1.6
DC Chemical Co., Ltd. affiliate	3.7	0.3

TOTAL	$1,306.8	100.0%

(1)
Names of customers, other than customers identified in the Registration Statement, have been omitted for confidentiality purposes.

*
Less than $0.1 million.

**
Less than 0.1%.

A-1

Exhibit B

        Companies participating in The Survey Group's 2006 Management Compensation Survey:

A.W. Chesterton Company
AAA Southern New England
Abbott Laboratories
Abt Associates Inc.
ACMI
Acrushnet Company
Agencourt Bioscience
AIPSO
Airmar Technology Corp.
Airvana
Ajilon Consulting
Akibia, Inc.
Albany International Research Co.
American Science & Engineering, Inc.
American Student Assistance
American Superconductor Corp.
American Tower
Ames Safety Envelope Company
Analogic Corporation
Appleseed's
Arbella Insurance Group
ArQule, Inc.
Arthur Blank & Company
Aspect Medical Systems, Inc.
Aspen Aerogels, Inc.
Astra Tech Inc.
Authoria Inc.
Avedis Zildjian Company
Avici Systems Inc.
Aviva Life Insurance Company
Axcelis Technologies, Inc.
Babson College
Bacou-Dalloz USA, Inc.
BAE Systems—Info. & Elec. Warfare Systems
Barry Controls
Battenfeld Gloucester Engineering Co.
BBN Technologies
Becton Dickinson Ophthalmic Systems
Bentley College
Berklee College of Music
Beth Israel Deaconess Medical Center
Blue Cross/Blue Shield of Massachusetts
BOC Edwards
Bose Corporation
Boston Beer Company
Boston College
Boston Financial Data Services, Inc.
Boston Properties

Boston University
Bradford Soap Works
Brandeis University
Bristol-Meyers Squibb Medical Imaging
BTU International, Inc.
C.R. Bard, Inc.
Cabot Corporation
Cambridge Associates, LLC
Cambridge Health Alliance
Canaccord Adams Inc.
Candela Corporation
Carroll Enterprises Inc.
CDM
Central Vermont Public Service
Charles River Development
Charles River Laboratories
Charrette LLC
Children's Hospital
Circles Company Associates, Inc.
Comcast
Commerce Insurance Company
Communications & Power Industries
ConMed Endoscopic Technologies
Constant Contact
Continental Resources, Inc.
Copyright Clearance Center, Inc.
Courier Corporation
Creare, Inc.
Cross Country Automotive Services
Cumberland Farms, Inc.
Curtiss Wright Controls Embedded Computing
Cybex International, Inc.
Cytyc Corporation
Dartmouth College
Davol, Inc.
Deluxe Corporation
DePuy Spine
Dimatix
Distributed Energy Systems
Draeger Medical Systems, Inc.
DTC Communications Inc.
Duke Energy East Division
Dynamics Research Corporation
East Boston Neighborhood Health Center
Eastern Bank
ECCO USA, Inc.
ECRM, Inc.
Education Development Center, Inc.
Elderhostel/Road Scholar
Electric Insurance Company
Electroswitch

Engineered Materials Solutions, Inc.
Entegee, Inc.
eScription, Inc.
Exeter Health Resources
FCI Electrical USA
Federal Home Loan Bank of Boston
Federal Reserve Bank of Boston
Ferraz Shawmut, Inc.
Fiduciary Trust Company
First Marblehead
First Realty Management Corp.
Fluent Inc.
Foley Hoag LLP
Foster-Miller, Inc.
Fresenius Medical Care-North America
Fujifilm Microdisks USA, Inc.
Gem Group, Inc.
Genesys Conferencing, Inc.
Goodwin Procter LLP
Gorton's
GT Equipment Technologies, Inc.
GTECH Corporation
H.C. Starck Inc.
Hachette Book Group USA
Hallmark Health
Harvard Pilgrim Health Care
Harvard University
Harvard Vanguard Medical Associates
Harvey Industries, Inc.
Hasbro, Inc.
Health Management Resources
Hebrew Rehabilitation Center
Hendrix Wire & Cable
Henkel Corporation
Heritage Property Investment Trust
Hitchiner Manufacturing Co., Inc.
Hollingsworth & Vose
Hologic, Inc.
Homesite Group Inc.
Houghton Mifflin
Hypertherm, Inc.
InfoMedics, Inc.
Instron Corporation
Interactive Data Corporation
International Data Group, Inc.
Invensys Process Systems
Investors Bank & Trust Company
Ipswitch, Inc.
Island Oasis Frozen Cocktail Co., Inc.
ITG, Inc.
ITT Rule Industries

ITW/Devcon
Jordan's Furniture
Keurig, Inc.
Kollsman, Inc.
L-3 Communications SDS
Legal Sea Foods, Inc.
Lesley University
Liberty Mutual Group
Life is good, Inc.
Lifeline Systems, Inc.
Lightbridge, Inc.
Lista International Corporation
Lois Paul & Partners
LoJack Corporation
Long Term Care Partners, LLC
Lytron, Inc.
Madico, Inc.
Malden Mills Industries, Inc.
Manulife Financial/John Hancock
Marine Biological Laboratory
Markem Corporaton
Mass Water Resources Authority
Massachusetts Medical Society/NEJM
MassPRO
Mathworks, Inc.
Measured Progress
Medtronic
Metalor Technologies USA
MIB Group, Inc.
Microwave Radio Communications
Millipore
MITRE Corporation
MKS Instruments, Inc.
ModuForm, Inc.
Monotype Imaging Inc.
Morgan Construction Company
Munters Corporation
Museum of Fine Arts
Museum of Science
National Grange Mutual Insurance Co.
Neighborhood Health Plan
Network Engines
New Balance Athletic Shoe, Inc.
New England Baptist Hospital
New England Pottery, LLC
Northeastern University
Northfield Mount Hermon School
Nova Biomedical
Nuvera Fuel Cells
Nypro, Inc.
Ocean Spray Cranberries, Inc.

Office Environments of New England
Old Mother Hubbard Company
Olympus NDT
OneBeacon Insurance Group
Onset Computer Corporation
Open Channel Solutions, Inc.
OSRAM SYLVANIA Inc.
P&H Solutions, Inc.
Papa Gino's, Inc.
PAREXEL International
Parker Hannifin Corp.—Nichols Airborne Div.
Parker Hannifin Corp.—Pneutronics Div.
Parker Hannifin Corporation—FNS Division
Partners HealthCare System, Inc.
PartyLite Worldwide, Inc.
PC Connection, Inc.
PCG Trading, LLC d/b/a Converge
Pfeiffer Vacuum, Inc.
Physical Sciences Inc.
Plymouth Rock Assurance Corporation
Polaroid Corporation
Pollak
Princess House, Inc.
Private HealthCare Systems, Inc.
Progress Software Corporation
ProMutual Group
Providence Washington Insurance Cos.
QA Technology Company, Inc.
Reebok International Ltd.
Rhode Island School of Design
RISO Inc.
S.R. Weiner & Associates, Inc.
Safety Insurance
Saint-Gobain Abrasives, Inc.
Sappi Fine Paper
SatCon Technology Corporation
SavaJe Technologies, Inc.
Schafer Corporation
Schlumberger Doll Research
Schneider Automation, Inc.
Schott Solar, Inc.
SeaChange International, Inc.
Segway Inc.
Sepracor Inc.
Serono Inc.
Shire Pharmaceuticals
Simmons College
Smith & Nephew, Inc.
Smiths Medical ASD, Inc.
SolidWorks Corporation
Southern New Hampshire Health Systems

Speedline Technologies
Stonewall Kitchen
Stonyfield Farm, Inc.
Straumann
Stride Rite Corporation
TAC
Talbots
Tele Atlas North America, Inc.
Textron Systems
The Beacon Mutual Insurance Company
The CBR Institute for Biomedical Research, Inc.
The Charles Stark Draper Laboratory, Inc.
The First Church of Christ, Scientist
The MENTOR Network
The RETEC Group, Inc.
Thomson CompuMark
Thoratec Corporaton
TJX Companies, Inc.
Toray Plastics (America), Inc.
Town of Wellesley
Trans National Group
Tufts Health Plan
Twin Rivers Technologies
Tyco Safety Products
UMass Medical School
UMass Memorial Health Care
United Electric Controls Company
United Plastic Fabricating, Inc.
Upromise
Vanasse Hangen Brustlin, Inc.
Varian Vacuum Technologies
Vicor Corporation
Viisage Technology
Vinfen Corporation
Volpe Nat'l Transportation Systems Center
Watchfire
Waters Corporation
Wellesley College
WGBH
Whitehead Inst. for Biomedical Research
Winchester Hospital
Woods Hole Oceanographic Institute
ZOLL Medical Corporation